UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Press release dated January 24, 2022

2. Press release dated January 25, 2022

Item 1

Information on the outcome of the First Extraordinary General Meeting of Shareholders, and Convening Notice for a reconvened Extraordinary General Meeting of Shareholders

MILLICOM INTERNATIONAL CELLULAR S.A.

Registered Address:

2, Rue du Fort Bourbon

L-1249 Luxembourg, Grand-Duchy of Luxembourg

– R.C.S. Luxembourg: B40630 –

I. OUTCOME OF THE FIRST EXTRAORDINARY MEETING OF SHAREHOLDERS

The EGM was initially convened to be held on Monday, January 24, 2022, at 4:00pm CET (the “First EGM”). As the quorum required pursuant to article 450-3 of the law of 10 August 1915 on commercial companies, as amended, and article 21 of the Company’s articles of association was not met at the First EGM, the EGM is hereby reconvened in accordance with applicable law pursuant to the terms of this notice (see sections II-IX below).

It is noted that at the First EGM, 44,564,846 shares of the Company were represented constituting approximately 44.48 per cent of the Company’s share capital excluding treasury shares (as opposed to the required fifty per cent). Out of the shares represented, approximately 99% per cent submitted their proxy to vote in favor of all three items set forth below in section III, including the increase of the authorized share capital , which means that all proposals would have been approved if quorum had been reached. As the required quorum was not met at the First EGM, the EGM needs to be reconvened as per the sections below.

II. NOTICE (FOR THE RECONVENED EXTRAORDINARY MEETING OF SHAREHOLDERS)

The extraordinary general meeting (“EGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom” or the “Company”) is hereby reconvened to be held virtually (i.e., without a physical presence) on Monday, February 28, 2022, at 4:00pm Central European Time ("CET").

The Company continues to monitor developments regarding the coronavirus disease (COVID-19) and related instructions from the Luxembourg Ministry of Health and other competent authorities in and outside of Luxembourg. Due to these circumstances, Millicom is taking precautionary measures to limit the exposure for its employees, shareholders and stakeholders, and the Board of Directors (the “Board”). The Board resolved to hold the EGM without a physical presence, in accordance with Luxembourg law. The shareholders are therefore hereby informed that it will not be possible to attend the EGM physically. Shareholders are in this context reminded that they may exercise their shareholders' rights at the EGM solely by voting by proxy as further specified below.

To vote by proxy, please follow the instructions in section V: “Right to participate at the EGM”.

Proxies submitted to the First EGM (covering as well any adjourned or reconvened meeting with the same agenda such as the EGM) will be automatically counted at the EGM, as long as the shareholder or SDR holder who submitted such proxy is still eligible to vote on the EGM and has not duly submitted another proxy for the EGM. If the number of shares or SDRs held by the shareholder or SDR holder decreased, votes will only be counted for the amount held on the Voting Record Date (as defined in section V below).

If a shareholder or SDR holder submitted a proxy to vote on the First EGM and they wish to change their vote, then they may vote again. The latest voting instruction prevails. Please note: in order to be eligible (and have their votes counted), Millicom SDR holders whose SDRs are registered in the name of a broker or nominee must temporarily re-register the SDRs in their own name in the records maintained by Euroclear Sweden AB (as described in detail in section V below).

III. AGENDA

The EGM will consider and vote on the agenda points of the First EGM as reproduced here below. Please, refer to section IX: “Notes to the Agenda Points of the EGM” to find detailed information about these proposals.

1.	To elect the Chair of the EGM and to empower the Chair to appoint the other members of the bureau of the meeting. [Note]

2.	To increase the authorized share capital of the Company from one hundred and ninety-nine million nine hundred and ninety-nine thousand, eight hundred United States Dollars (USD 199,999,800.-) divided into one hundred and thirty-three million, three hundred and thirty-three thousand, two hundred (133,333,200) shares, with a par value of one dollar fifty cents (USD 1.50) each, to three hundred million United States Dollars (USD 300,000,000) divided into two hundred million (200,000,000) shares with a par value of one dollar fifty cents (USD 1.50) each, in accordance with Article 420-26 (5) of the law of 10 August 1915 on commercial companies, as amended from time to time (the “1915 Law”) and to amend article 5, paragraphs 1 and 4 of Millicom’s articles of association accordingly. [Note]

3.	In relation to the increase of the authorized share capital, to receive the special report of the Board of Directors of Millicom issued in accordance with Article 420-26 (5) of the 1915 Law, inter alia. [Note]

IV. KEY DATES

February 10-14, 2022	Conversion stoppage
February 14, 2022	Voting Record Date
February 23, 2022	Deadline to submit proxies
February 28, 2022	EGM

V. RIGHT TO PARTICIPATE AT THE EGM

The following persons who comply with the procedure below, and who hold shares or SDRs on February 14, 2022 (the "Voting Record Date") at 24.00 CET are eligible to vote at the EGM1:

1 However, notwithstanding anything to the contrary herein, the Bureau of the EGM shall have the discretionary power to exceptionally accept the voting of a Millicom Shareholder or Millicom SDR Holder at the EGM, even if the relevant proxy has a formal deficiency or was received after the deadlines contained herein.

(1) Holders of Millicom shares traded on the Nasdaq Stock Market in the US (“Nasdaq US”) under the ticker symbol TIGO (“Millicom Shareholders”) that are registered with the Broadridge Investor Communications, Inc. (“Broadridge”), including those held by Cede & Co (“DTCC”), and

(2) Holders of SDRs traded on Nasdaq Stockholm under the ticker symbol TIGO_SDB (“Millicom SDR Holders”) that are registered with Euroclear Sweden AB.

Conversion stoppage. Conversions from SDRs into shares, and vice versa, will not be permitted from February 10, 2022 (included) up to February 14, 2022 (included). Millicom SDR Holders who seek to convert their SDRs to shares, or vice versa (which can be done in accordance with the procedures set out on Millicom’s website), should take into consideration the dates and times noted above.

Instructions for voting by Millicom Shareholders are shown below. Instructions for voting by Millicom SDR Holders are shown on the following pages.

1.	Millicom Shareholders (US)

Eligible shareholders

Voting is reserved to Millicom Shareholders duly registered with Broadridge and/or held by DTCC, on the Voting Record Date (as defined above) at 24.00 CET and who vote in accordance with these procedures.

Beneficial owners. Beneficial owners of shares that are registered in the name of a nominee or broker (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form (“VIF”), or as may otherwise be established by the nominee or broker.

Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Voting Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly.

Beneficial owners who do not vote via their brokers/nominees or do not have a legal proxy are not eligible to vote.

Ways to vote and deadline

By proxy: registered shareholders may submit the power of attorney form (“Millicom Shareholder Proxy Form (reconvened EGM)”) containing their voting instructions, such that it is received no later than on February 23, 2022.

Proxies submitted to the First EGM (covering as well any adjourned or reconvened meeting with the same agenda such as the EGM) will be automatically counted at the EGM, as long as the Millicom Shareholder who submitted such proxy is still eligible to vote on the EGM and has not duly submitted another proxy for the EGM. If the number of shares held by the Millicom Shareholder decreased, votes will only be counted for the amount held on the Voting Record Date of the reconvened EGM. If a shareholder submitted a proxy to vote on the First EGM and they wish to change their vote, then they may vote again. The latest voting instruction prevails.

Channels to submit the Millicom Shareholder Proxy Form (reconvened EGM)

1.   Online: The Company had sent by post the invitation letter and the Millicom Shareholder Proxy Form needed to vote at the First EGM. The Millicom Shareholder Proxy Form included a control number. Votes to the EGM can be cast or changed using the same control number at https://east.proxyvote.com/pv/web

If you consider that you are eligible to vote but you have not received the control number by post and you would like to submit your vote online, please contact Millicom at information@millicom.com

2.   By post: The Millicom Shareholder Proxy Form (reconvened EGM) can be submitted by post. The original completed, dated and signed Millicom Shareholder Proxy Form (reconvened EGM) should be mailed to the address provided in the form. Shareholders that choose to send the Millicom Shareholder Proxy Form (reconvened EGM) by post should also send a scanned copy to: information@millicom.com

All forms and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/

2.	Millicom SDR Holders (Sweden)

Eligible Millicom SDR Holders

Voting is reserved to Millicom SDR Holders duly registered with Euroclear Sweden AB as of the Voting Record Date (as defined above) at 24.00 CET and who vote in accordance with these procedures.

Re-registration. In order to exercise their rights at the EGM, Millicom SDR Holders whose SDRs are registered in the name of a broker or nominee must temporarily re-register the SDRs in their own name in the records maintained by Euroclear Sweden AB. Millicom SDR Holders wishing to re-register must inform their broker/nominee well in advance of the Voting Record Date so that they appear on the records maintained by Euroclear Sweden AB at 24.00 CET on the Voting Record Date.

Note that those Millicom SDR Holders who re-registered to cast their vote on the First EGM need to re-register again, so they are also eligible to participate at the reconvened EGM.

Note that the re-registration process can take up to 10 working days, and SDR Holders who have not re-registered will not be eligible to vote at the EGM. As such, we strongly recommend commencing the re-registration process as soon as possible.

Ways to vote and deadline

By proxy: registered Millicom SDR Holders may submit the power of attorney form (“SDR Holder Proxy Form (reconvened EGM)”) containing their voting instructions, such that it is received no later than on February 23, 2022.

Proxies submitted to the First EGM (covering as well any adjourned or reconvened meeting with the same agenda such as the EGM) will be automatically counted for the EGM, as long as the SDR holder who submitted such proxy is still eligible to vote on the EGM and has not duly submitted another proxy for the EGM. This will require re-registration, in the case of Millicom SDR Holders whose SDRs are registered in the name of a broker or nominee (as described above). If the number of SDRs held by the SDR holder decreased, votes will only be counted for the amount held on the Voting Record Date of the reconvened EGM. If an SDR Holder submitted a proxy to vote on the First EGM and they wish to change their vote, then they may vote again. The latest voting instruction prevails.

Channels to submit the SDR Holder Proxy Form (reconvened EGM)

1.   Online: The Company had sent by post the invitation letter to vote at the First EGM. The invitation letter included a pin code. Votes can be cast or changed using the pin code online at https://anmalan.vpc.se/Millicom/frmEntre.aspx.

If you are a Millicom SDR Holder eligible to vote at the EGM but have not received the invitation letter, and you would like to submit your vote online, please contact Euroclear at: millicom@euroclear.com or by phone: +468-401 43 11 between 9:00 and 16:00 CET.

2.   By post: The SDR Holder Proxy Form (reconvened EGM) can be submitted by post. The original completed, dated, and signed SDR Holder Proxy Form (reconvened EGM) shall be mailed to the address provided in the form.

Millicom SDR Holders that choose to send the SDR Holder Proxy Form (reconvened EGM) by post should also send a scanned copy to: millicom@euroclear.com

All forms and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/

VI. SHARE CAPITAL, QUORUM, AND MAJORITY

Millicom has 101,739,217 outstanding shares, each with nominal value of USD 1.50, and each share is entitled to one vote. On January 24, 2022, Millicom held 1,538,257 shares in treasury. The number of shares held in treasury by Millicom will be updated as at the Voting Record Date to calculate the voting results. Voting rights attached to shares held in treasury are suspended by law.

In accordance with article 450-3(2) of the law of 10 August 1915 on commercial companies, as amended, and article 21 of the Company’s articles of association, the reconvened EGM can validly deliberate any item of the agenda of the EGM regardless of the proportion of capital represented at the EGM, and the resolutions will validly be adopted only if approved by at least 2/3 of the votes cast. Each share is entitled to one vote.

VII. ABILITY TO ASK QUESTIONS AHEAD OF THE EGM

Shareholders have the right to ask questions about items on the agenda of the EGM ahead of the meeting. The Company will on a best-efforts basis provide responses to the questions on the Company’s website. Questions must be received by the Company by February 23, 2022. Questions must be sent by e-mail to: information@millicom.com and include the shareholder’s full name and address and proof of ownership of Millicom shares on the Voting Record Date.

VIII. SUPPORTING DOCUMENTS AND INFORMATION

The following documents and information related to the EGM are available to shareholders at the Registered Address of Millicom and on Millicom's website https://www.millicom.com/our-company/governance/shareholder-meetings/:

-	this Convening Notice

-	the Millicom Shareholder Proxy Form (reconvened EGM) – Nasdaq US

-	the Millicom SDR Holder Proxy Form (reconvened EGM) – Nasdaq Stockholm

-	the draft resolutions of the EGM

-	the draft restated Articles of Association

Shareholders may also receive a copy of the above-mentioned documents by sending a request by mail to the Millicom Registered Address, attention: Company Secretary, and by e-mail to information@millicom.com

IX. NOTES TO THE AGENDA POINTS OF THE EGM

EGM – item 1: CHAIRMAN OF THE MEETING

Millicom's Board proposes Mr. Alexander Koch, attorney at law (Avocat à la Cour/Rechtsanwalt), with professional address in Luxembourg, to preside over the EGM.

In the event of Mr. Alexander Koch’s absence, the Chairman of the Board – or in the absence of the Chairman of the Board, any member of the Board virtually present at the EGM – shall be empowered to appoint from amongst the persons present at the meeting the individual that will preside over the EGM.

The Chairman of the EGM shall be empowered to appoint, from among the persons present at the meeting, the other members of the bureau of the meeting (i.e., the Secretary and the Scrutineer).

EGM – items 2 and 3: INCREASE IN AUTHORIZED SHARE CAPITAL AND AMENDMENT OF ARTICLE 5 OF THE ARTICLES OF ASSOCIATION

The Board proposes to increase the authorized share capital from one hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred United States Dollars (USD 199,999,800.-) divided into one hundred and thirty-three million, three hundred and thirty-three thousand, two hundred (133,333,200) shares with a par value of one dollar fifty cents (USD 1.50) each, to three hundred million United States Dollars (USD 300,000,000) divided into two hundred million (200,000,000) shares with a par value of one dollar fifty cents (USD 1.50) each.

The proposed increase in the authorized capital is to enable the Company to proceed with the rights offering announced in the press release on acquiring full control of Tigo Guatemala published on November 11, 2021, and to maintain the ratio between authorized and issued share capital within market practice. Further information on the rights issue (including full terms and conditions such as record date, subscription price etc.) will be disclosed at a later date. The proposed increase in the authorized capital shall not in any way amend or increase the existing authorization of the Board to remove or limit the preferential subscription right of the Shareholders, in case of issue of shares against payment in cash to a maximum of new shares representing 5% of the then outstanding shares (including shares held in treasury by the Company itself). The authorization remains valid until 4 May 2023, as further clarified in Article 5 of the articles of association of the Company.

The amended article 5 of the articles of association of the Company shall read as follows:

Article 5. Corporate Capital.

The Company has an authorized capital of three hundred million United States Dollars (USD 300,000,000) divided into two hundred million (200,000,000) shares with a par value of one dollar fifty cents (USD 1.50). The Company has an issued capital of one hundred and fifty-two million, six hundred and eight thousand, eight hundred and twenty-five dollars and fifty cents (United States Dollars) (USD 152,608,825.50) represented by one hundred and one million, seven hundred and thirty-nine thousand, two hundred and seventeen (101,739,217) shares with a par value of one dollar and fifty cents (USD 1.50) each, fully paid-in.

The authorized capital of the Company may be increased or reduced by a resolution of the shareholders of the Company (the “Shareholder(s)”) adopted in the manner required by the Law for amendment of these Articles.

The Board is authorized and empowered to:

(i)	realize any increase of the issued capital within the limits of the authorized capital in one or several successive tranches, by issuing of new shares, against payment in cash or in kind, by conversion of claims, integration of distributable reserves or premium reserves, or in any other manner;

(ii)	determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new shares; and

(iii)	remove or limit the preferential subscription right of the Shareholders in case of issue of shares against payment in cash to a maximum of new shares representing 5% of the then outstanding shares (including shares held in treasury by the Company itself).

This authorization is valid until 4 May 2023, and it may be renewed by an extraordinary general meeting of the Shareholders for those shares of the authorized corporate capital which up to then will not have been issued by the Board.

Following each increase of the corporate capital realized and duly stated in the form provided for by the Law, the first paragraph of this article 5 will be modified so as to reflect the actual increase; such modification will be recorded in authentic form by the Board or by any person duly authorized and empowered by it for this purpose.

The Board	January 24, 2022

The personal data of SDR holders and shareholders collected from the SDR/share register, notification of attendance to the EGM as well as information regarding representatives and advisors will be used for registration, drawing up of voting list for the EGM and, where applicable, minutes from the EGM. The personal data will be processed in accordance with the General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council) in force as of May 25, 2018.

For more information, please contact:

EGM Inquiries: Patrick Gill, Company Secretary +352 27 759 603 Maria Florencia Maiori, Senior Legal Counsel information@millicom.com

Press: Vivian Kobeh, Corporate Communications Director +1 786-628-5300 press@millicom.com Yocasta Valdez, Group Manager Digital Media & Communications +1 305-929-5417 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786-628-5270 investors@millicom.com Sarah Inmon, Investor Relations Director +1 786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of the end of September 2021, Millicom operating subsidiaries and joint ventures employ close to 21,000 people and provide mobile services to approximately 44 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

Item 2

Millicom files standard form for notification of major holdings

Luxembourg, January 25, 2022 – Millicom International Cellular S.A. announced today the CSSF regulatory filing of the form:

•	ANNEX A: Standard form for notification of major holdings (attachment)

-END-

For further information, please contact

Press: Vivian Kobeh, Director Corporate Communications +1-786-628-5300 press@millicom.com Yocasta Valdez, Group Manager Digital Media & Communications +1-305-929-5417 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1-786-628-5270 investors@millicom.com Sarah Inmon, Director Investor Relations +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of the end of September 2021, Millicom operating subsidiaries and joint ventures employ close to 21,000 people and provide mobile services to approximately 44 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

ANNEX A: Standard form for notification of major holdings

Form to be used for the purposes of notifying a change in major holdings pursuant to the amended law and Grand-ducal Regulation of 11 January 2008 on transparency requirements for issuers (referred to as “the Transparency Law” and “the Transparency Regulation”)

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the CSSF)[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:
Millicom International Cellular S.A.
2. Reason for the notification (please tick the appropriate box or boxes):
☒ An acquisition or disposal of voting rights ☐ An acquisition or disposal of financial instruments ☐ An event changing the breakdown of voting rights ☐ Other (please specify)iii:
3. Details of person subject to the notification obligationiv:
Name:		City and country of registered office (if applicable):
Swedbank Robur Fonder AB, (556198-0128)		Sundbyberg, Sweden
4. Full name of shareholder(s) (if different from 3.)[v]:
5. Date on which the threshold was crossed or reachedvi:			21/01/2022
6. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 7.A)	% of voting rights through financial instruments (total of 7.B.1 + 7.B.2)	Total of both in % (7.A + 7.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.61	0.00	4.61	101,739,217
Position of previous notification (if applicable)	5.40	0.00	5.40

7. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 8 of the Transparency Law)	Indirect (Art 9 of the Transparency Law)	Direct (Art 8 of the Transparency Law)	Indirect (Art 9 of the Transparency Law)
SE0001174970	4,690,050	0	4.61	0.00

SUBTOTAL A (Direct & Indirect)	4,690,050		4.61

B 1: Financial Instruments according to Art. 12(1)(a) of the Transparency Law
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

		SUBTOTAL B.1	0	0.00

B 2: Financial Instruments with similar economic effect according to Art. 12(1)(b) of the Transparency Law
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL B.2	0	0.00

8. Information in relation to the person subject to the notification obligation:

(please tick the applicable box)

☒ Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

☐ Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please provide a separate organisational chart in case of a complex structure):

N°	Namexv	% of voting rights held by ultimate controlling person or entity or held directly by any subsidiary if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments held by ultimate controlling person or entity or held directly by any subsidiary if it equals or is higher than the notifiable threshold	Total of both	Directly controlled by (use number(s) from 1st column)
0.00
0.00
0.00
0.00
0.00

9. In case of proxy voting: The proxy holder named will cease to hold % and number of voting rights as of .

10. Additional informationxvi:

Done at:	Stockholm, Sweden	on	25/01/2022

Notes

i Please note that national forms may vary due to specific national legislation (Article 3(1a) of Directive 2004/109/EC) as for instance the applicable thresholds or information regarding capital holdings.

ii Full name of the legal entity and further specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity).

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Article 9 (b) to (h) of the Transparency Law; or (c) the holder of financial instruments referred to in Article 12(1) of the Transparency Law.

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Article 9 of the Transparency Law, the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in letter (b) of Article 9 of that Law, the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in letter (c) of Article 9 of that Law, the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in letter (d) of Article 9 of that Law, the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in letter (e) of Article 9 of that Law, the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 8, under letters (a) to (d) of Article 9 of that Law or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in letter (f) of Article 9 of that Law, the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in letter (g) of Article 9 of that Law, the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in letter (h) of Article 9 of that Law, the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Article 9 (b) to (h) of the Transparency Law. This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 9 of that Law unless the percentage of voting rights held by the shareholder is lower than the 5% threshold for the disclosure of voting rights holdings (e.g. identification of funds managed by management companies).

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the 5% threshold, please note that it is not necessary to disclose the extent of the holding, only that the new holding is below that threshold.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns – if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period – please specify this period – for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Article 12(2) of the Transparency Law).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity also has to be presented in the cases in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification as only then the market always gets the full picture of the group holdings. In case of multiple chains through which the voting rights and/or financial instruments are effectively held the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.). Numbers shall be attributed to all persons or entities within the group in column 1 in order to allow a clear indication of the control structure in column 6. The names of all undertakings of the control chain shall be provided in column 2, even if the number of the directly held voting rights and/or financial instruments is not equal or higher than the notifiable threshold. Columns 3 & 4 shall indicate the holdings of those persons or entities directly holding the voting rights and/or financial instruments if the holding is equal or higher than the notifiable threshold.

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespectively whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: January 25, 2022